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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

September 4, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jacqueline Kaufman
Ms. Mara Ransom
Mr. Blaise Rhodes
Mr. Bill Thompson

Re:	Xponential Fitness, Inc. Confidential Submission of the Draft Registration Statement on Form S-1 Submitted February 13, 2020

Ladies and Gentlemen:

On behalf of our client, Xponential Fitness, Inc. (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 12, 2020 (the “Comment Letter”) relating to the above-referenced draft registration statement on Form S-1 of the Company, confidentially submitted February 13, 2020 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement, as well as a copy of this letter.

We are responding to comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments number 1 through 16, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Revised Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Draft Registration Statement.

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2	September 4, 2020

Prospectus Summary, page 3

1.

We note your statement that “[b]ased on our internal and third-party analyses, we estimate that we have the opportunity to increase our franchised studio base to more than                  additional studios in the United States alone.” Please give additional context for this statement so that readers can appreciate by when you would achieve this estimation and the resources you would need in order to do so.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will estimate the number of additional franchised studios that may be sold based on the Company’s internal and third-party analyses. Once the internal and third-party analyses are completed, the Company will revise the disclosure in a subsequent confidential submission of the draft S-1 for the Staff’s review. At that time, the Company will also provide additional context as requested by the Staff.

Our Competitive Strengths, page 5

2.

We note your statement on page 6 that your members “. . . spent in excess of $                     in [y]our franchised studios.” Clarify the nature of the revenues you are referring to when you refer to your consumer’s spend rate.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 6 to address the Staff’s comment.

Summary Consolidated Financial and Other Data, page 20

3.

Please disclose the amounts payable under settlement agreements in note (3) on page 21 and where the obligations are classified in the consolidated balance sheet. Please similarly revise the disclosure in note (2) on page 77.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 22 and 81 to address the Staff’s comment.

Risk Factors

The number of new studios that actually open in the future may differ materially from the number of studio licenses sold . . ., page 25

4.

We note you disclose that “[h]istorically, a portion of [y]our licenses sold have not ultimately resulted in new studios.” Please provide context for the disclosure by quantifying the portion of your licenses sold that have not ultimately resulted in new studios. In this regard, throughout your prospectus, you make reference to the number of studios your franchisees are contractually obligated to open, however, it is not clear to what extent your franchisees fulfill such obligations or not. Please revise your disclosure, here or on page 113, where you discuss your Franchise Agreements.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 28 and 117 to address the Staff’s comment.

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We are controlled by the Pre-IPO LLC Members whose interests in our business may be different than yours., page 51

5.

We note your disclosure that following completion of the offering you will be controlled by the Pre-IPO LLC Members. Please revise your risk factor to discuss the associated risks to investors, such as their inability to elect board members or approve corporate actions.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 59 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Key Performance Indicators, page 81

6.

Since system-wide sales include sales by franchisees that are not your revenues, please provide disclosure that adequately defines system-wide sales and clearly states this is an operating measure not in accordance with GAAP. Your disclosure should be balanced with relevant GAAP information by providing details of what proportion represents your revenues versus franchisees´ revenues. In addition, please include statements indicating the reasons why the metric provides useful information to investors, and how management uses the metric in managing or monitoring performance of the business.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 86 to address the Staff’s comment.

7.

Where you discuss and quantify “Licenses Sold,” please provide additional information to put this KPI in context. Specifically, revise to disclose how an investor should interpret the amount you disclose as it relates to when a new studio will open and expected future franchise revenues.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 86 to address the Staff’s comment.

Key Components of Results of Operations, page 83

8.	Enhance your disclosure to provide additional information about how you determine the initial franchise fee your franchisees incur upon execution of a franchise agreement.

Response: The Company respectfully advises the Staff that the initial franchise fees are a non-refundable fixed fee and in the case of franchisees who purchase multiple licenses, there is a pre-established discount applied, which is stated in either the franchise agreement or area development agreement. The Company respectfully advises the Staff that the Company has revised the disclosure on page 88 to address the Staff’s comment.

4	September 4, 2020

Consolidated Statements of Operations, page F-7

9.

Please provide earnings per unit data in accordance with ASC 260. Please refer to ASC 260-10-15-2. In addition, please provide pro forma income tax and earnings per share data for the latest fiscal year. Please note that this comment also applies to Summary Consolidated Financial and Other Data on page 20 and Selected Consolidated Financial Data on page 77.

Response:

The Company acknowledges that the Staff’s comment that ASC 260-10-15-2 requires presentation of earnings per share (“EPS”) by all entities that have issued common stock or potential common stock (that is, securities such as options, warrants, convertible securities or contingent stock agreements) if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally. This Topic also requires presentation of EPS by an entity that has made or is in the process of making a filing with a regulatory agency in preparation for the sale of those securities in a public market. EPS data is not currently provided in the Registration Statement as Xponential Fitness LLC is a single-member LLC with only one unit. Further, because Xponential Fitness LLC’s membership unit does not currently trade in a public market or in the over-the-counter market, and because Xponential Fitness LLC is not the registrant in this offering, the Company respectfully advises the Staff that it does not believe the presentation of EPS data for Xponential Fitness LLC is currently required under ASC 260. The Company further advises the Staff that it intends to update its disclosure in a pre-effective amendment to the Registration Statement to present EPS data for the Company on the face of the Company’s unaudited pro forma consolidated statement of operations.

Notes to the Consolidated Financial Statements Note 2.

Summary of Significant Accounting Policies Segment information, page F-10

10.

We note from your disclosure that you determined you operate in one operating segment. Considering your management structure includes Brand Presidents as key members of your leadership team and that your portfolio includes eight leading brands, please explain to us why you believe franchise operations represents one reportable segment under the guidance in ASC 280-10-50, and why each of your brands do not represent separate operating segments. In your response, please provide us the following information:

•	Describe the role of the CODM and each of the individuals that report to the CODM;

•	Describe the role of each Brand President;

•

Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends meetings;

•	Tell us who is held accountable for each of the brands and the title and role of the person this individual(s) reports to in the organization;

•	Describe the information regularly provided to the CODM and how frequently it is prepared; and

•

If your brands are considered operating segments, please tell us your basis for aggregating operating segments into a single reportable segment and why aggregation is consistent with the objective and basic principles of ASC 280.

5	September 4, 2020

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered the guidance in ASC 280-10-50 in evaluating its reportable segments and in concluding the Company has one operating and reportable segment.

The Company respectfully provides the following responses to the individual bullet points in the Staff’s comment.

First Bullet: Describe the role of the CODM and each of the individuals that report to the CODM.

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer (“CEO”). The CEO is the only executive officer who is responsible for assessing the Company’s performance and allocation of resources for the Company as a whole. The CEO makes the Company’s key strategic and operating decisions, including if and when to enter into new significant contracts, mergers, acquisitions or strategic partnerships, entering into new international franchise markets, significant capital expenditures, hiring, terminating and compensation of key employees, entering into financing arrangements and companywide marketing initiatives. The CEO’s analysis of the Company’s key strategic and operating decisions is based on market opportunity and is assessed at the Company level. The CEO reviews operating budgets and the Company’s financial and operating results at the consolidated Company level. When assessing financial performance, the CEO is focused on improving the value of the Company as a whole, and his financial review therefore focuses on the Company as a whole. To the extent he reviews financial information at the brand level, such information is limited to revenue results or key performance indicator (“KPI”) data, as described in the Company’s Draft Registration Statement, which does not include any measure of brand profitability. Accordingly, the Company has concluded that the CEO manages the Company’s business as a single operating segment.

The individuals who report to the CEO include the Chief Financial Officer (“CFO”) and the Chief Strategy Officer (“CSO”).

The CFO’s role is primarily to oversee all financial operations, accounting, treasury, financial reporting and budgeting activities. The CFO is also responsible for establishing and maintaining internal control over financial reporting.

The CSO’s role is to supervise the “back office” administrative functional areas of the Company that equally serve the Company’s corporate functions and each of the brands, and to provide support to Brand Presidents as required to execute the Company’s strategy established by the CEO. The CSO supports the strategy at the brand level by monitoring KPI data (including system-wide sales, number of new studio openings, number of studios operating, number of new licenses sold, average unit volume (“AUV”), same store sales, number of new studio leases signed and number of equipment packages sold; none of which include a measure of profitability). The CSO is not responsible for assessing entity profitability or making resource allocation decisions. The CSO oversees legal, HR, real estate, development, retail sales & operations, franchise sales and video-on-demand, and IT.

Second Bullet: Describe the role of each Brand President.

The Brand Presidents report to the CSO and the CEO. The role of Brand President is to oversee operations at the brand and studio level. In accordance with the Company’s

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strategies established by the CEO, the Brand President oversees the growth of the brand through the development and opening of new franchisee studios, provides training and marketing support to franchisees and their staff, provides supply chain support around equipment sales and installs, and provides retail and merchandising sales support at the studio level. The Brand Presidents also provide support for the corporate level sales operation by hosting discovery days for potential franchisees. The Brand Presidents are responsible for overseeing the marketing fund contributions provided by the franchisees, and the allocation of those funds to support the brands’ franchisees, within the budget established by the CEO.

The Brand Presidents meet weekly with the CEO and CSO. In these meetings, the Brand Presidents share current events, discuss KPI data (including system-wide sales, number of new studio openings, number of studios operating, number of new licenses sold, AUV, same store sales, number of new studio leases signed and number of equipment packages sold), discuss challenges such as delayed openings, and strategize and brainstorm solutions to these challenges. These meetings do not involve a detailed review of operating results at the brand level, detailed review of financial information, discussion of the allocation of resources to the brand or cost management or any determination of strategic initiatives for each brand. Members of the Company’s corporate function, such as legal and human resources personnel, generally join a portion of these meetings during which operational matters are discussed.

Third Bullet: Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends meetings.

The CEO meets monthly with the CFO. In preparation for these meetings, the CEO reviews the Company’s consolidated financial information, including the consolidated income statement, balance sheet and statement of cashflows. In the meetings, the CEO and CFO discuss revenue and expense actuals to the then current forecast and against the budget set in the beginning of the year. In addition, detailed discussion takes place around key balance sheet trends, particularly in the cash balances, inventory levels, and payable and receivable accounts. Comparison of actuals to budget and current forecast are discussed providing explanations to material variances and for understanding current quarter and full year expected results.

The CEO meets weekly with the CSO to discuss the current state of the business and to obtain counsel from the CEO on how to address business issues associated with each function as they arise. Additional participants in the meeting could include members of real-estate, human resources, information technology and others.

Fourth Bullet: Tell us who is held accountable for each of the brands and the title and role of the person this individual(s) reports to in the organization.

Each brand is led by a Brand President, who reports to the CSO and CEO. The role of the Brand President is discussed above. Compensation for Brand Presidents is approved by the CEO and includes base salaries, bonuses and stock-based compensation. Bonuses awarded to Brand Presidents are based primarily on Company-level performance and in part on brand-level KPIs including number of new studio openings and AUV, which are reviewed and approved by the EVP of Finance and are not considered key components in the

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compensation strategy of Brand Presidents. Stock-based compensation is tied to Company-level performance.

Compensation for the CEO and CSO includes base salaries, bonuses and stock-based compensation. Bonuses awarded to the CEO and CSO are based on consolidated Company performance. The CEO approves compensation for the CSO.

Fifth Bullet: Describe the information regularly provided to the CODM and how frequently it is prepared.

With respect to the brands, weekly KPI information (including system-wide sales, number of new studio openings, number of studios operating, number of new licenses sold, AUV, same store sales, number of new studio leases signed and number of equipment packages sold) is provided to the CEO in order to facilitate conversation with the Brand Presidents in weekly update meetings. Consolidated financial information is provided to the CEO once per month, and as requested, in order to assess performance in relation to the Company’s budget and to identify trends in business operations.

The operating information the CEO reviews is at the consolidated Company level, and there is no information regularly reviewed by the CEO that includes both a revenue and a profitability measure at the brand level. To the extent that the CEO reviews financial information at the brand level, such information is limited to the KPI data discussed above. The CEO does not review the profitability of each brand individually. The CEO does not request or receive operating results at the brand level.

The Company’s corporate finance department administers the annual operating and quarterly forecast cycles. The corporate finance team prepares the annual operating budget and forecast for each corporate function, such as human resources, real estate, franchise sales, information technology and accounting & finance. The corporate finance department consolidates the annual operating budget and quarterly forecast for each brand that contains input from the respective Brand President and brand-level Director of Finance. The annual operating budgets and quarterly forecasts are reviewed and approved by the CFO and are subsequently consolidated into a formal package for the CEO. The CEO reviews these budgets and forecasts at the consolidated Company level, leveraging KPI data (including system-wide sales, number of new studio openings, number of studios operating, number of new licenses sold, AUV, same store sales, number of new studio leases signed and number of equipment packages sold) to understand the variables influencing the consolidated Company results.

Sixth Bullet: If your brands are considered operating segments, please tell us your basis for aggregating operating segments into a single reportable segment and why aggregation is consistent with the objective and basic principles of ASC 280.

The Company respectfully advises the Staff that it has identified only a single operating and reportable segment.

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Note 7. Debt, page F-25

11.

We note your disclosure in the first risk factor on page 49 that the credit facility restricts your ability to make payments or distributions to your affiliates or equity holders. Please tell us your consideration of disclosing the restrictions on the payment of distributions and their pertinent provisions.

Response: The Company respectfully advises the Staff that the credit agreement referenced on page 49 and in Note 7 on page F-25 has been terminated. The Company has entered into a new credit agreement and the Company has revised the disclosure on pages 51, 52, F-27 and F-28 accordingly.

Note 10. Equity Compensation, page F-30

12.	Please tell us your consideration of disclosing the following information in accordance with ASC 718-10-50.

•	The method of estimating the fair value of the phantom stock units and profit interest units;

•	Weighted average exercise (or purchase) prices for units outstanding at the beginning and end of the year, exercisable at the end of the year and those granted, vested and forfeited during the year;

•	The weighted average exercise price and remaining contractual term of units outstanding and units exercisable; and

•

A description of the method used to estimate the fair value of awards under the share- based payment arrangements and a description of the significant assumptions used to estimate fair value of share-based awards.

Response: The Company respectfully advises the Staff that the Company will determine the fair value of the phantom stock based on the share price observed in a change of control. The Company calculated the fair value of the profit interests using a Black-Scholes option-pricing model. The calculation of the fair value of the profit interests is discussed in Note 10 on page F-33.

The Company has revised the disclosure to include the weighted-average distribution threshold for profit interest units outstanding at the beginning and end of the year, and those granted, vested and forfeited during the year on pages F-33 and F-34 to address the Staff’s comment.

The Company respectfully advises the Staff that the profit interest units are not exercisable and do not have an expiration date. The Company has therefore not included disclosure of the weighted average exercise price and remaining contractual term of units as it is not applicable.

The Company calculated the fair value of awards under the share-based payment arrangement using a Black-Scholes option-pricing model. The calculation of the fair value of awards under the share-based payment arrangement is discussed in Note 10 on page F-33. The following assumptions were used to estimate the fair value of share-based awards:

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	Years Ended December 31,
	2018	2019
Risk free interest rate	2.27% – 2.85%	1.55% – 2.20%
Weighted-average volatility	42.30%	41.80%
Dividend yield	—%	—%
Expected terms (in years) (1)	2.25	1.62

13.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Part II

Item 17. Undertakings, page II-4

14.	Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page II-5 to address the Staff’s comment.

General

15.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that to date no written communications have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act. If in the future any such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d), the Company will supplementally provide copies to the Staff.

16.

Please tell us how you have arrived at your estimation that “in 2019, boutique fitness was a $ billion industry and was the fastest growing segment of the U.S. health and fitness club industry” and the related statistics you provide on page 10.

Response: The Company respectfully advises the Staff that the Company commissioned a third-party study to determine the size of the boutique fitness industry in 2019. The Company will revise the disclosure once the third-party study is completed.

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We appreciate your assistance with this matter. Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Anthony Geisler, Chief Executive Officer, Xponential Fitness, Inc.

John Meloun, Chief Financial Officer, Xponential Fitness, Inc.

Ian D. Schuman, Partner, Latham & Watkins LLP

Stelios G. Saffos, Partner, Latham & Watkins LLP

Via EDGAR and overnight delivery.